Dougherty & Company LLC

90 South Seventh Street, Suite 4300

Minneapolis, MN 55402

September 2, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sajan, Inc.

Registration Statement on Form S-1 (File No. 333-195819)

To Whom It May Concern:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as underwriter of the proposed public offering of common stock that is the subject matter of the above-captioned Registration Statement, hereby joins in the request of the issuer that the effective date of the Registration Statement be accelerated so that such Registration Statement will become effective on September 3, 2014 at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as practicable.

Pursuant to Rule 460 promulgated under the Securities Act, approximately 350 copies of the Preliminary Prospectus related to the proposed offering have been distributed as of September 2, 2014 to prospective institutions, dealers and others.

The underwriter hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including without limitation Rule 15c2-8 under the Exchange Act and the prospectus-delivery requirements therein), as they relate to the proposed public offering of common stock as specified in the Registration Statement; and it has been advised by dealers anticipated to participate in the offering of such securities that they are aware of their responsibilities under the Securities Act and Exchange Act (including without limitation Rule 15c2-8 and the prospectus-delivery requirements therein). In particular, sufficient copies of the above-described Preliminary Prospectus have been delivered to all dealers anticipated to participate in the offering, and all persons reasonably expected to purchase securities have been furnished with a copy of the Preliminary Prospectus.

The underwriting compensation and arrangements have been reviewed by the Financial Industry Regulatory Authority (“FINRA”) and FINRA has advised us in a letter dated August 12, 2014 that it has decided to raise no objections with respect to the fairness and reasonableness of such underwriting compensation and arrangements.

If you have questions or comments regarding this request, please call Alan M. Gilbert (612-672-8381) at Maslon Edelman Borman & Brand, LLP. The underwriter hereby authorizes Mr. Gilbert to orally modify or withdraw this request for acceleration.

Signature Page follows

Very truly yours,

Dougherty & Company LLC

By:  /s/ Joseph P. Sullivan

Name: Joseph P. Sullivan

Title: Senior Vice President, Corporate Finance and Investment Banking